Exhibit 99.1

Opera Provides Certain Clarifications in Connection with its Form F-3 Filing

OSLO, Norway, July 17, 2023 /PRNewswire/ -- Opera Limited (Nasdaq: OPRA) ("Opera"), one of the world’s major browser developers and a leading internet consumer brand, filed a registration statement on Form F-3 (“Shelf Filing”) before markets opened on July 14, 2023.

Opera observed reactions to the Shelf Filing, and wishes to make certain clarifications.

A Shelf Filing does not constitute an actual sale or issuance of Opera stock. Once effective, it provides an opportunity, but not a commitment, for Opera or its pre-IPO shareholders to conduct SEC registered offerings over the following three years.

The current Shelf Filing replaces Opera’s expired prior Shelf Filing, which was filed in September 2019.

Opera has received the letter attached hereto as Exhibit A from its shareholder Kunlun Tech Limited (“Kunlun”) relating to its considerations in connection with the Shelf Filing. Kunlun holds 128,020,286 shares in Opera, which is equivalent to 64,010,143 OPRA ADSs.

About Opera

Opera is a web innovator building on more than 25 years of innovation that started with the Opera web browser. While Opera is leveraging its brand and engaged user base in order to grow and develop new products and services for people who seek a better internet experience, Opera's PC and mobile web browsers, content discovery platform Opera News, and apps dedicated to gaming, Web3 and e-commerce are already the trusted choices of hundreds of millions of active and engaged users. Opera is headquartered in Oslo, Norway, and listed on the NASDAQ Stock Exchange under the OPRA ticker symbol. Download and access Opera's products and services from www.opera.com.

Learn more about Opera at investor.opera.com or on Twitter @InvestorOpera.

Investor Relations Contact:

Matthew Wolfson

investor-relations@opera.com or (+1) (917) 348-6447

For media enquiries, please contact: press-team@opera.com

Exhibit A

From: Kunlun Tech Limited (“Kunlun”)

To: Opera Limited (“Opera”)

Date: July 17, 2023

In connection with the registration of Kunlun’s ownership interest in Opera on the Form F-3 registration statement filed on July 14, Kunlun hereby notifies Opera that it has no intention to sell Opera ADSs in open market transactions, and commits to not make any such sales over the coming 12-month period.

In the event that Kunlun chooses to sell any part of its Opera holdings over the coming 12 month-period, such sale or sales would be conducted through either marketed offerings with applicable prospectus supplements to the registration statement on Form F-3, or privately negotiated transactions.

Kunlun has been Opera’s cornerstone investor since 2016. We remain committed to Opera and will continue to support the company and its management team. As such, any capital markets transactions will be aimed at further supporting and enhancing Opera’s shareholders base and will be aligned with long-term shareholder interest.

Yours sincerely,

Kunlun Tech Limited